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                      Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

                      Filer: Boise Cascade Corporation

                      Subject Company: OfficeMax, Inc.

                      Exchange Act File Number of Subject Company: 1-13380

CHRISTOPHER MILLIKEN SPEECH TO
BOISE OFFICE SOLUTIONS ASSOCIATES

Monday, July 14, 2003

        Good morning everybody and welcome to the new Boise Office Solutions.

        This morning, as I'm sure you all know, we announced a definitive agreement to purchase all the shares of OfficeMax at $9.00 per share for a total market value of $1 billion in equity and $2-1/2 billion of debt primarily due to the capitalization of store leases. The purchase will be a mixture of cash and Boise Cascade stock amounting to $1.1 billion. As you know, OfficeMax has revenues of about $4.8 billion so coupled with our $3.5 billion, we will become the third largest distributor of office products in the world. In my mind, this is a major step in the ultimate consolidation of the office products industry and positions us to compete with anyone, in any channel, at any time.

        But before we get to the details and to your questions, I would like to share with you this morning from our offices in Boise, three defining moments in my career with Boise Cascade Corporation.

        The first was being promoted to general manager of our Boston operation in 1983. I believed then, as I believe now, that the general manager's role is the most important, the most challenging, and the most rewarding job in our business.

        The second was being named President and CEO of Boise Cascade Office Products in early 1998 as a publicly traded company on the NYSE. And the third is today, when the Chairman and the Board of Directors have asked me to lead a new Division of Boise Cascade Corporation that includes the acquisition of all of the shares of OfficeMax Corporation to be combined with all of the assets of Boise Office Solutions. Mike Feuer, CEO of OfficeMax, has agreed to a consulting contract and will not be engaged in day-to-day operations after the close. I can't tell you how proud and privileged I am to accept this challenge. At long last, my vision of the past 20 years has reached reality and as of today, we are a distribution company that happens to own paper mills. When the deal closes, Boise Cascade Corporation will be 80% distribution and 20% manufacturing.

        Ladies and gentlemen, I can't tell you how honored I am to be part of an organization that has made this happen and to be part of a new chapter, and an important chapter, for your future as well as for the future of our customers, our associates, and our shareholders. This is great news and I sincerely hope that all of you share my enthusiasm and passion for what it means going forward for all of us.

        For now we are playing in the major leagues. No longer can we say that we can't compete because we lack scale, because we lack brand, because we lack retail stores, and because we lack vision. Scale has been achieved by us becoming an almost $9BB distributor. Brand is still being discussed, but owning retail stores has been achieved by adding to our current 7 stores in Hawaii and our 71 Grand & Toy stores in Canada to over 960 OfficeMax stores in the United States and Mexico. And vision, because now we have all the tools to lead Boise Cascade to victory as the pre-eminent distributor of office products in the world!

        Oh sure, we have lots and lots of challenges in front of us. But I am confident that you, our management team, coupled with the outstanding team from OfficeMax, will form an unbeatable force in the market and that working together, our new vision will reach reality. Time will be short and Herculean efforts will be required by all of us.

        We are hopeful of closing by the middle of the fourth quarter. But I know that I can count on each of you to make the necessary commitment to bring our new vision to reality. Please share this exciting news with your associates, and tell them how critical they will be to our future.

        George Harad, our Chairman, just hosted a conference call where he expressed his enthusiasm and support of this acquisition and the change in corporate strategy and shared his perspective on the outlook of our upcoming journey. Many of you were on that call and I think you now have a better understanding for the future of Boise Cascade Corporation. We all owe an enormous thanks and vote of confidence to George Harad.

        Change is inevitable and during change customer satisfaction can sometimes suffer. But not from Boise! We cannot allow that to happen! We will work through the required changes together, always keeping our customer's satisfaction as the most important criterion that we can focus on. I know you won't disappoint me, or more importantly, our customers, and for that I thank you and I congratulate you!

        Now I know there are lots of questions. I am honest enough to tell you that I don't know the answers to all of them. Questions like our brand and organizational structure are still to be determined, but what I do know is that we all owe special thanks to members of our senior management team who have worked so hard and so diligently over the past several weeks, as we have concluded our negotiations with the fine team from OfficeMax. A special thanks go to Mike Rowsey, Dave Goudge, Pete Vanexan, Jim Balkins, Gary Massel, John Melodysta, Tom Jaszka, Lorene Flewellen, Matt Broad and many, many others who have spent countless hours in Cleveland and Chicago conducting our mutual due diligence along with lots of people from Boise and from Goldman Sachs, our investment bankers on this deal. Without them, it wouldn't have happened. Also, the commitment of our Board who met in Chicago last Friday as well as on Sunday (yesterday) on the telephone to approve the transaction, and of our Chairman, George Harad, who have kept us on course in reshaping our company and who all share the conviction that you, our management team, working with the great folks from OfficeMax, can pull this off and pull it off quickly without letting either business suffer. Customer, customer, customer! Please take care of our customers during the transition.

        Last week, I had the privilege of spending time with each of our U.S. general managers and his or her region manager, and, ladies and gentlemen, my confidence level in you as a team has never been higher. I am proud to be associated with you as we enter this new and great chapter of our company's history.

        And now, I'll try and address as many of your questions as we have time for. As usual, when I don't know the answer, I'll tell you I don't know and try and turn it over to one of our team that does. Please keep in mind that there are still many issues that are unresolved and when I tell you that they are unresolved, I mean it. They are unresolved! I am not trying to dodge the questions. The answer is simply unknown at this time. Also, we must continue to carry on business as usual so there are to be no communications between our two companies until the deal is finalized and we will let you know when that happens. All inquiries from any audience are to be referred to Vince Hannity and his Investor Relations group in Boise. Please make a note of Vince's phone number 208-384-6390. Inquiries will be answered promptly by Vince, Susan Walton, Mike Moser, or Ralph Poore.

        And now Jane, please open up the lines for questions.

END

Additional Information About This Transaction

        Boise and OfficeMax will file a joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission. Boise and OfficeMax will mail the joint proxy statement/prospectus to their respective security holders. These documents will contain important information about this transaction, and we urge you to read these documents when they become available.

        You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

        Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction will be included in the joint proxy statement/prospectus. You can find information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

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CHRISTOPHER MILLIKEN SPEECH TO BOISE OFFICE SOLUTIONS ASSOCIATES